www.linkedin.com/in/mattestory
(LinkedIn)

Top Skills

Digital Marketing

Digital Strategy

Customer Insight

Certifications

Black Executive Leadership Program

Matt Story

Global Brand Partnerships & Advocacy Programs @ Visa, ex: Procter & Gamble, Intel, Publicis Groupe | AFROTECH Executive Changemaker | What's Your Story? Podcast Host | Investor
Oakland, California, United States

Summary

I am a midwest-born mama's boy that was adopted by California and never moved back. As a husband to a successful entrepreneur wife, proud #GirlDad, podcast host, investor and curious marketer, I spend most of my days focused on my personal mission of being a consistent force that enables my tribe to be better and creating a more inclusive and equitable world. In my down time, I enjoy all things related to Peloton, Basketball, and Sneakers.

At Visa, I lead our global efforts to create brand partnerships and advocacy programs. I utilize my 20+ years of client and agency experience leading multi-faceted teams to create, scale and execute collaborative marketing initiatives and programs that uplift key stakeholders and underserved communities.

As a host of What's Your Story? podcast, I sit with BIPOC leaders to learn how they have used their unique lived experience to develop superpowers that make our world a better place. I'm a fan of stories and enjoy learning how I can improve myself from their experiences.

Things you should message me about: Potential brand partnerships, opportunities to collaborate on advocacy initiatives/programs supporting small business owners/financial inclusion/sustainability, speaking opportunities related to marketing/inclusive leadership/ advocacy, being a guest on my podcast, or anything Peloton/ Basketball/Sneaker related.

Experience

Visa
9 years 2 months

Vice President, Global Brand Partnerships & Advocacy
February 2021 - Present (2 years 2 months)

San Francisco, California, United States

Matt is currently Vice President, Global Brand Partnerships & Advocacy at Visa where he leads the organizations strategy for marketing partnerships and approach to uplifting underrepresented audiences through marketing initiatives.

Senior Director, Global Marketing
February 2014 - February 2021 (7 years 1 month)
San Francisco Bay Area

What's Your Story? Podcast

Podcast Host
June 2020 - Present (2 years 10 months)
Oakland, California, United States

In this podcast, he explores the personal origin stories of BIPOC leaders that have blazed a new trail to become a success. Matt brings his love of storytelling to amplify how his guests utilized their diverse experience to make an impact on the world. If you are ready to turn your background into a superpower but don’t have a plan, this podcast is for you. If you would like to support diverse, equitable and inclusive communities, this podcast is for you. If you are just a fan of stories, this podcast is for you.

the Bloomi

Investor/Board of Directors
September 2017 - Present (5 years 7 months)
Oakland, California

Bloomi is an intimate wellness brand and online retailer that carries hygiene, period and sexual wellness items and created the first Clean Standard in the industry.

Intel Media

Senior Digital Marketing Lead
June 2013 - February 2014 (9 months)
Santa Clara, CA

Responsible for marketing strategy across owned digital properties. Worked across multi-functional internal and external teams to represent the brand across all consumer touch points in digital ecosystem. Developed consumer insights based on digital behaviors that impacted marketing, product and business decisions.

Razorfish

VP Strategy
January 2012 - June 2013 (1 year 6 months)
Los Angeles, CA

Responsible for digital strategy identifying unique insights and actionable recommendations that help clients drive business growth and competitive advantage. Assignments represent various engagements such as digital ecosystem development, strategic business justifications, multi-platform experience strategies, and new product entry.

Denuo, a Publicis Groupe Company
VP, Director
April 2007 - January 2012 (4 years 10 months)

Responsible for group's center of expertise across mobile, collaboration and gaming practices that service direct clients and other sister-agency clients. Manage and lead development of campaigns focused on utilizing the whitespaces of marketing that allow clients to "see around the corner" and solve marketing challenges. Lead new business development and strategic growth for Western Region. Experience in building relationships and providing thought leadership for multiple client sectors highlighted by companies such as AstraZeneca, General Mills, General Electric, General Motors, Hyundai, Microsoft, PNC Bank, Procter & Gamble, Purina, and Square Enix. Contributor of strategic perspectives on the in-game advertising industry to clickZ.com from 2008-2009 (http://www.clickz.com/author/profile/1128/matt-story).

Play, division of Denuo Group
Associate Director
October 2006 - April 2007 (7 months)

Lead priority client accounts including General Motors and Procter & Gamble. Orchestrated Virtual NCAA Final 4 program for Pontiac that broke through the March Madness clutter with unique content delivering branded messaging. Received industry recognition from MIXX and MI6. Awarded industry Rising Star in 2007 by OMMA.

Procter & Gamble
Interactive Marketing/Business Analyst Manager
June 2002 - September 2006 (4 years 4 months)

Delivered innovative programs that introduced beauty care category brands to in-game advertising within core and casual games, directly increasing brand consideration and purchase intention. Created custom solution for business team to approximate all outlet business results overcoming Walmart's lack of sharing results. Managed programs that introduced beauty category to digital platforms such as instant messaging, in-game integration and social media. Launched company's first-ever consumer-facing blog for Secret Sparkle Body Spray.

Education

Washington University in St. Louis
Bachelor of Science, Computer Science & Computer Engineering · (1998 - 2002)